April 15, 2009

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Donald W. Sapaugh
Chairman and Chief Executive Officer
TrinityCare Senior Living, Inc.
227 East Edgewood Avenue
Friendswood, TX 77546

RE: TrinityCare Senior Living, Inc. ("The Company"), formerly J-Kan, Inc.
File # 333-140567
Form 8-K filed on April 6, 2009
Form 8-K/A filed on April 13, 2009

Dear Mr. Sapaugh:

We have completed our review of your Forms 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Effie Simpson
Staff Accountant